United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Empire Resources, Inc.

(Name of Issuer)

  Common Stock

(Title Class of Securities)

  29206E100

(CUSIP Number)

  Nathan Kahn

Sandra Kahn

c/o Empire Resources, Inc.

2115 Linwood Avenue

2nd Floor

Fort Lee, NJ 07024

(201) 944-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(f), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29206E100	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Nathan Kahn. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29206E100	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Sandra Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29206E100	SCHEDULE 13D	Page 4 of 5

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on September 18, 2015, as amended by Amendment No. 1 dated January 14, 2016 (as amended, the “Schedule 13D”) and Amendment No. 2 dated March 31, 2017, filed by Nathan Kahn and Sandra Kahn (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $.01 per share (the "Shares"), of Empire Resources, Inc, a Delaware corporation (the "Company").

Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

Item 5 of the Schedule 13D are hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

(a) In April 2017, the Reporting Persons donated 82,000 Shares to a charity. The Reporting Persons tendered all of their remaining Shares into the Offer in accordance with the Tender Agreement, and on May 5, 2017 Ta Chen and Sub accepted all tendered Shares for payment at a purchase price per share of $7.00, net to the seller in cash. As a result, the Reporting Persons no longer beneficially own any Shares.

(b) Not applicable.

(c) Except as set forth in (a), neither of the Reporting Persons has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e). Not applicable.

CUSIP No. 29206E100	SCHEDULE 13D	Page 5 of 5

May 5, 2017

	By:	/s/ Nathan Kahn
Name: Nathan Kahn, individually

	By:	/s/ Sandra Kahn
Name: Sandra Kahn, individually